TATA

Fax : 001-202-942-9634
File No.-001-32294

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49


06013435

82-3768

SUPPL

SUPPL

May 11, 2006
Sc-15074

Dear Sirs,

Re: Tata Motors Limited - "File No.001-32294"

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File No.001-32294":-

> "This is to inform you that, a meeting of the Board of Directors of the Company will be held on Friday, May 19, 2006, to consider the Audited Annual Accounts and the dividend, if any, for the year ended March 31, 2006."

Kindly contact Mr D Ray, Head (Corporate Communication) in Mumbai at the address mentioned below or on telephone no. (91-22) 56657209 or fax no. (91-22) 56657616 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

IDADATA\Stock\BM-AGM-EGM-NOTICES\2006-07\BSE-NSE-ors-Accts-BM-notice.doc

5/19